Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  July 2, 2015


Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                        Re: Elkhorn Unit Trust, Series 5
                  Elkhorn CAP-X Achievers Portfolio, Series 2
               Elkhorn Foundation Pure Water Portfolio, Series 2
             Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2
                       File Nos. 333-204680 and 811-22925
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Dear Ms. O'Neal-Johnson:

     This letter is in response to your comment letter dated June 22, 2015, regarding the registration statement on Form S-6 for Elkhorn Unit Trust, Series 5, filed on June 3, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers Elkhorn CAP-X Achievers Portfolio, Series 2 (the "CAP-X Achievers Portfolio"), Elkhorn Foundation Pure Water Portfolio, Series 2 (the "Pure Water Portfolio") and Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2 (the "Sector Neutral Portfolio") (collectively, the "Trust").

FUND STRUCTURE

     1. The Fund is structured as a UIT of UITs. I.e., the Fund contemplates investing in shares of the Elkhorn Unit Trust, Series 1. Explain to the staff the purpose of structuring the Fund in this manner. Will this structure cause shareholders to be exposed to double taxation and duplicate transaction costs? If so, prominently disclose these risks and other risks associated with the Fund's structure.

     Response: The CAP-X Achievers Portfolio and the Pure Water Portfolio will each invest in a portfolio of common stocks. The Sector Neutral Portfolio will invest in a portfolio of shares of exchange-traded funds ("ETFs"). The Trust is substantially similar to Elkhorn Unit Trust, Series 1, previously filed with the Commission on January 14, 2015, but will not invest in Elkhorn Unit Trust, Series 1.

     2. Please inform the staff whether the Trust received exemptive relief from Sections 12(d)(1) and 17(a) in connection with the purchase of shares of an affiliated UIT.

     Response: Please see the response to Comment 1.

PROSPECTUS

COVER PAGE

     3. The portfolios listed are series of the Elkhorn Unit Trust, Series 1. Please revise the disclosure here and throughout the document accordingly.

     Response: The portfolios contained in the Trust, are distinct portfolios and are only related to the portfolios of Elkhorn Unit Trust, Series 1, in that they follow the same strategies.

PRINCIPAL INVESTMENT STRATEGY

     4. In the section captioned, Portfolio Selection Strategy for the CAP-X Achievers Portfolio, disclose the market capitalization of the common stocks in which the Trust will invest. We may have further comments.

     Response: The disclosure has been revised in response to your comment.

     5. In the Principal Investment Strategy section for the Pure Water Portfolio, the disclosure defines pure water companies as, "companies that derive more than 50% of their net revenues in the global water industry." It further states that, "The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in securities of water companies, as defined above." However, in the Portfolio Selection Strategy section, the disclosure states, "The portfolio principally [emphasis added] consists of securities of companies that derive a majority [emphasis added] of their net revenues from, one of the following categories within the global water industry[.]" Please confirm that at least 80% of the portfolio will consist of securities of water companies.

     Response: The Pure Water Portfolio will invest at least 80% of its net assets in securities of water companies, as defined in the Prospectus. The disclosure has been revised in response to your comment.

     6. Explain to the staff the meaning of the word "pure" and whether the term could be confusing to shareholders? For example, does the word "pure" suggest that portfolio companies will derive close to 100% of their revenues from the water industry?

     Response: The disclosure has been clarified to redefined the phrase "pure water companies" as companies that derive more than 50% of their net revenues from the following categories within the "global water industry": water treatment, water testing, water infrastructure or distribution, and water resource management.

     7. The DWA Sector Neutral Portfolio states that, "The Trust seeks to achieve its objective by selecting certain Invesco PowerShares DWA sector-based momentum exchange-traded funds ("ETFs") and weighting them equal to the sector weightings of the S&P 500 Index." Please inform the staff whether the structure contemplated by the Fund, i.e., UIT of UITs, complies with the exemptive relief received in connection with the offering units of Elkhorn Unit Trust, Series 1.

     Response: Please see the response to Comment 1.

PORTFOLIO DIVERSIFICATION

     8. This section of the prospectus is incomplete. Given the structure contemplated, i.e., UIT of UITs, why isn't this information disclosed? We may have further comments.

     Response: Please see the response to Comment 1.

PRINCIPAL RISKS

     9. The Principal Risks for the CAP-X Achievers Portfolio includes the following sector risks: Consumer Products, Industrials, and Health Care. If investments in these sectors will be part of the CAP-X Achievers Portfolio's Principal Investment Strategy, add the relevant disclosure in the Principal Investment Strategy section accordingly.

     Response: As a result of the strategy, the prior iteration of the CAP-X Achievers Portfolio was concentrated in the Consumer Products, Industrials and Health Care sectors. Although we anticipate that the trust may be concentrated in these sectors, such concentrations are not part of the Principal Investment Strategy. The final portfolio for the CAP-X Achievers Portfolio has not been selected. The risk disclosure will be updated on the day of deposit to reflect the sector concentrations of the CAP-X Achievers Portfolio, if any.

     10. The Principal Risks for the Pure Water Portfolio includes Industrials sector risk. If investments in this sector will be part of the Pure Water Portfolio's Principal Investment Strategy, add the relevant disclosure in the Principal Investment Strategy section accordingly.

     Response: As a result of the strategy, the prior iteration of the Pure Water Portfolio was concentrated in the Industrials sector. Although we anticipate that the trust may be concentrated in this sector, such concentration is not part of the Principal Investment Strategy. The final portfolio for the Pure Water Portfolio has not been selected. The risk disclosure will be updated on the day of deposit to reflect the sector concentrations of the Pure Water Portfolio, if any.

     11. The Principal Risks for the Pure Water Portfolio includes small and mid-cap company risk. If investments in small and mid-cap issuers will be part of the Pure Water Portfolio's Principal Investment Strategy, add the relevant disclosure in the Principal Investment Strategy section accordingly.

     Response: As a result of the strategy, the prior iteration of the Pure Water Portfolio included securities of small- and mid-capitalization issuers, but these investments are not part of the Principal Investment Strategy. The final portfolio for the Pure Water Portfolio has not been selected. The risk disclosure will be updated on the day of deposit to reflect the issuer capitalization of the Pure Water Portfolio. The Principal Investment Strategy has been updated to reflect that the trust may invest in issuers of all market capitalizations.

FEE TABLE

     12. Footnote 4 to the fee table states "the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

     Response: The sponsor will not sell units of the Trust after the primary offering period.

TRUST PORTFOLIO

     13. Please inform the staff why the information required by this section of the prospect is incomplete. This Fund proposes holding shares of the Elkhorn Unit Trust, Series 1; therefore, the information should be readily available.

     Response: Please see the response to Comment 1.

HOW TO BUY UNITS

     14. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales fee and a deferred sales fee." Confirm to the staff that no units will be sold below net asset value.

     Response: The sponsor will not sell units of the Trusts below net asset value.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
                                                      --------------------------
                                                              Morrison C. Warren